JOHNSTON LAW FIRM                               Jim D. Johnston, Attorney
                                                11808 Northup Way
                                                Suite W-190
                                                Bellevue, WA  98005

May 3, 2005

VIA FACSIMILE AND EMAIL

Christina Chalk
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

RE:   HELIX BIOMEDIX, INC.
      SCHEDULE TO-I/A FILED MARCH 30, 2005
      SCHEDULE TO-I/A FILED APRIL 28, 2005
      SUPPLEMENTAL MATERIALS SENT ON APRIL 26, 2005
      SEC FILE NO. 5-80581

Dear Ms. Chalk:

Thank you for your letter dated April 28, 2005 regarding the above referenced matter. This letter sets forth Helix BioMedix's response to the four points addressed in your letter.

1. SEC COMMENT:

Note that Rule 14e-1(d) requires that when you extend the offer, you must state how many securities have been tendered to date. Please do so if you extend the offer again.

      HELIX RESPONSE:

Thank you for pointing out the requirement. Any future extensions will be made in compliance with this disclosure requirement.

2. SEC COMMENT:

Please advise what exemption Helix BioMedix is relying on to avoid the application of Rule 13e-3 in connection with this transaction. If you are seeking to rely on the exemption provided in Rule 13e-3(g)(2), please address in a supplemental letter how you believe the company can satisfy each element of the exemption. In particular, we note that the common shares to be issued in exchange for tendered warrants are not registered, so we would expect you to address the company's filing status going forward. If the company is eligible to terminate its reporting obligations as a result of the purchase of all warrants, this must be fully disclosed in the offering materials.

- Page 2                                                             May 2, 2005

      HELIX RESPONSE:

The company believes that Rule 13e-3 does not apply to the exchange offer because (i) the requisite effects that trigger the rule are not met, and (ii) the exemption set forth in Rule 13e-3(g)(2) applies to the exchange offer.

The Requisite Effects.

Rule 13e-3 applies to transactions that have either a reasonable likelihood or a purpose of producing, either directly or indirectly either of the following effects(1):

      - causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Securities Exchange Act of 1934, as amended (the "Act") to be held of record by less than 300 persons; or

      - causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

The company believes that its exchange offer does not have a reasonable likelihood or a purpose of producing either of those two requisite effects for the following two reasons.

First, there are presently a total of 271 holders of the company's warrants to purchase shares of common stock and approximately 2,100 holders of the company's shares of common stock. Therefore it is not mathematically possible for the exchange offer to cause there to be less than 300 holders of a class of equity securities as required under the first prong of the rule.

Second, the company has no securities which are presently listed on a national securities exchange and its shares of common stock are its only securities which are presently authorized to be quoted on an inter-dealer quotation system (which in this case is the Over-the-counter Bulletin Board). The company's authorization to have its shares of common stock quoted on the Over-the-counter Bulletin Board will not be changed as a result of the exchange offer. In addition, the company's warrants to purchase common stock that would be cancelled in the exchange offer are not listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of any registered national securities association. Lastly, the company has no intent to impact its authorization to have its shares of common stock quoted on the Over-the-counter bulletin board. Thus the company believes that there is neither a reasonable likelihood nor a purpose of producing, either directly or indirectly the requisite effects set forth in the second prong of Rule 13e-3(ii).

The 13e-3(g)(2) Exemption.

Notwithstanding the lack of the Requisite Effects discussed immediately above, the company also believes that its proposed exchange offer is exempt from the application of Rule 13e-3 by virtue of the exemption set forth in Rule 13e-3(g)(2). That exemption provides that Rule 13e-3 does not apply to a transaction in which the security holders are offered or receive only an equity security; provided that:

      - such equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction including, but not limited to, voting, dividends, redemption and liquidation rights except that this requirement shall be deemed to be satisfied if unaffiliated security holders are offered common stock;

      - such equity security is registered pursuant to section 12 of the Act or reports are required to be filed by the issuer thereof pursuant to section 15(d) of the Act; and

----------------------------------
(1) Rule 13e-3(a)(3).

- Page 3                                                             May 2, 2005

      - if the security which is the subject of the Rule 13e-3 transaction was either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association, such equity security is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

In the company's exchange offer, they would be issuing only shares of common stock in exchange for warrants to purchase shares of the same common stock. The rights, including voting, dividend, redemption and liquidation, afforded to the common stock underlying the warrants and the common stock to be issued in the exchange for the warrants to purchase common stock are identical. In addition, unaffiliated warrant holders are being offered shares of common stock. Thus the company believes that first prong of the exemption is met.

Next, the company is required to comply with the periodic reporting rules of
Section 13 of the Act pursuant to Section 15(d) of the Act as a result of a registration statement filed in July 1988. The company presently has approximately 2,100 holders of its common stock. The exchange offer will not impact this reporting requirement because each warrant holder is also a holder of common stock and, thus the number of holders of common stock will not be decreased by virtue of the exchange offer and, in any event, will be far greater than the 300 holders referenced in Section 15(d). Thus the company believes that second prong of the exemption is met.

Lastly, the company's shares of common stock are presently authorized to be quoted (and are in fact quoted) on the Over-the-counter Bulletin Board. The company is not aware of any aspect of the exchange offer that would effect the quotation of the shares of common stock. Thus the company believes that the third and final prong of the exemption is met.

3. SEC COMMENT:

Revise your offering circular to address how fractional shares that would be issued in exchange for tendered warrants will be treated. Your current disclosure simply states that fractional shares will not be issued, without telling shareholders what (if anything) they will receive for those fractional shares.

      HELIX RESPONSE:

In the event that the exchange formula for any warrant exchange would result in a fraction, the company will round all fractions up to the next whole share. Pages 1 and 17 of the offering circular have been amended accordingly. On page 1 under the section entitled "Terms of the exchange offer" the last sentence now reads: "No fractional Shares will be issued as we will round all fractions up to the next whole share". On page 17 under the section entitled "Terms of the Exchange Offer; Period for Tendering Existing Warrant Shares" the next to last sentence now reads: "No fractional Shares will be issued in the exchange offer as we will round all fractions up to the nearest whole share".

4. SEC COMMENT:

            We note your response to comment 8 in our March 14, 2005 letter, as supplemented by numerous telephone conversations with the staff. Please be advised that we are not taking a position on the availability of the Rule 506 exemption from the registration requirement of the Securities Act of 1933. In particular we express no view on whether you have satisfied the conditions entitling you to rely on the Rule 506 exemption.

      HELIX RESPONSE:

Helix BioMedix acknowledges that you are not taking a position with respect to the availability of the Rule 506 exemption.

- Page 4                                                             May 2, 2005

We trust that the above comments are fully responsive to the questions that you raised and look forward to discussing this matter with you.

                                            Respectfully Submitted

                                            Jim D. Johnston, Attorney

cc:  David Kirske, CFO

                              HELIX BIOMEDIX, INC.

                                OFFER TO EXCHANGE
                   WARRANTS TO PURCHASE SHARES OF COMMON STOCK
                       ISSUED IN 2001, 2002, 2003 AND 2004

THE EXPIRATION TIME OF THIS EXCHANGE OFFER IS 9:00 A.M., NEW YORK TIME, ON MAY 31, 2005, UNLESS EXTENDED

WE ARE OFFERING TO REDEEM AND CANCEL EXISTING WARRANT SHARES HELD BY WARRANT HOLDERS AND, IN EXCHANGE, TO ISSUE SHARES OF OUR $0.001 PAR VALUE COMMON STOCK ("SHARES") IN EITHER (I) A NON-CASH TRANSACTION OR (II) A CASH TRANSACTION, SUMMARIZED AS FOLLOWS:

NON-CASH TRANSACTION:

Existing Warrants   To be provided by you  To be issued by us
-----------------   ---------------------  ------------------
2001/2002 Warrants     1 Warrant Share         0.82 Share

2002/2003 Warrants     1 Warrant Share         0.84 Share

2003 Warrants          1 Warrant Share         0.37 Share

2004 Warrants          1 Warrant Share         0.60 Share

CASH TRANSACTION:

Existing Warrants    To be provided by you   To be issued by us
------------------   ---------------------   ------------------
2001/2002 Warrants  1 Warrant Share & $0.25      1.0 Share

2002/2003 Warrants  1 Warrant Share & $0.25      1.0 Share

2003 Warrants       1 Warrant Share & $0.56      1.0 Share

2004 Warrants       1 Warrant Share & $0.50      1.0 Share

YOU MAY TENDER ALL, SOME OR NONE OF YOUR EXISTING WARRANT SHARES.

SEE "RISK FACTORS" BEGINNING ON PAGE 9 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE TENDERING YOUR EXISTING WARRANT SHARES FOR EXCHANGE. NONE OF THE MEMBERS OF OUR BOARD OF DIRECTORS, OUR OFFICERS, OUR FINANCIAL ADVISOR, THE EXCHANGE AGENT, THE INFORMATION AGENT OR ANY OTHER PERSON IS MAKING ANY RECOMMENDATION AS TO WHETHER YOU SHOULD CHOOSE TO EXCHANGE YOUR EXISTING WARRANT SHARES FOR SHARES. THIS OFFERING CIRCULAR IS BEING USED IN CONNECTION WITH THE PRIVATE PLACEMENT OF SECURITIES OF HELIX BIOMEDIX, INC. PURSUANT TO AN EXEMPTION FROM REGISTRATION CONTAINED IN SECTION 4(2) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT").

THIS OFFERING IS SUBJECT TO THE ISSUER TENDER OFFER REQUIREMENTS OF RULE 13E-4 OF THE SECURITIES EXCHANGE ACT, AS AMENDED (THE "EXCHANGE ACT"), AND WE HAVE FILED A SCHEDULE TO WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). YOU MAY OBTAIN A COPY OF SCHEDULE TO AND OTHER DOCUMENTS FILED BY US AT NO CHARGE AT THE SEC WEBSITE, HTTP://WWW.SEC.GOV.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this offering circular is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this offering circular is May 3, 2005.

ADVISE SUCH PARTY WITH RESPECT THERETO OF UNAUTHORIZED, AND ANY REPRODUCTION OF THIS OFFERING CIRCULAR OR RELATED DOCUMENTS, IN WHOLE OR IN PART, IS PROHIBITED. EACH HOLDER OF EXISTING WARRANTS, BY ACCEPTING DELIVERY OF THIS OFFERING CIRCULAR, AGREES TO RETURN IT AND ALL OTHER DOCUMENTS RECEIVED IN CONNECTION WITH THIS OFFERING TO US IF SUCH HOLDERS OF EXISTING WARRANTS DOES NOT PURCHASE ANY OF THE SECURITIES OR IF THE TENDER OFFER IS TERMINATED.

THIS OFFERING CIRCULAR REFERENCES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT HELIX BIOMEDIX, INC. THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO HOLDERS OF EXISTING WARRANTS UPON WRITTEN OR ORAL REQUEST TO, CAMERON ASSOCIATES, 1370 AVENUE OF THE AMERICAS, SUITE 902, NEW YORK, NY, 10019, (212)245-8800. IN ORDER TO OBTAIN TIMELY DELIVERY OF THE DOCUMENTS, HOLDER OF EXISTING WARRANTS MUST REQUEST THE INFORMATION NO LATER THAN May 18, 2005.

                              [INTENTIONALLY BLANK]

                                     SUMMARY

The following information should be read together with the information contained or incorporated in this offering circular. When used in this document, the terms "Helix", "Company", "we", "our", and "us" refer to Helix BioMedix, Inc. This summary may not contain all of the information that may be important to you. You should read this entire offering circular, including the financial data and related notes and the documents to which we have referred you, before making an investment decision. You should pay special attention to the "Risk Factors" beginning on page 9 of this offering circular to determine whether participation in the exchange offer and an investment in our Shares is appropriate for you.

                               THE EXCHANGE OFFER

We have summarized the terms of the exchange offer in this section. Before you decide to tender your Existing Warrant Shares in this exchange offer, you should read the detailed description of the offer under "The Exchange Offer" included in this offering circular for further information.

TERMS OF THE          We are offering to redeem and cancel Existing Warrant
EXCHANGE OFFER        Shares and, in exchange to issue shares of our $0.001 par
                      value common stock ("Shares") in either (i) a non-cash transaction, or (ii) a cash transaction, both of which are described as follows:

                      NON-CASH TRANSACTION:

Existing Warrants   To be provided by you  To be issued by us
------------------  ---------------------  ------------------
2001/2002 Warrants     1 Warrant Share        0.82 Share

2002/2003 Warrants     1 Warrant Share        0.84 Share

2003 Warrants          1 Warrant Share        0.37 Share

2004 Warrants          1 Warrant Share        0.60 Share

                      CASH TRANSACTION:

Existing Warrants   To be provided by you    To be issued by us
---------------------------------------------------------------
2001/2002 Warrants  1 Warrant Share & $0.25      1.0 Share

2002/2003 Warrants  1 Warrant Share & $0.25      1.0 Share

2003 Warrants       1 Warrant Share & $0.56      1.0 Share

2004 Warrants       1 Warrant Share & $0.50      1.0 Share

                      You may tender all, some or none of you Existing Warrant Shares. No fractional Shares will be issued as we will round all fractions up to the next whole share.

PURPOSE OF THE        We have been advised by several investment bankers that
EXCHANGE OFFER        our current capital structure may hinder our ability to
                      effectively complete an institutional financing transaction. We believe that a significant reduction in our outstanding Existing Warrant Shares will broaden our appeal to institutional investors by allowing us to (i) simplify our capital structure, (ii) reduce the potential future dilutive impact on our earnings per share that could be impacted by the Existing Warrant Shares; and
                      (iii) diminish any overhang on our shares of common stock that the Existing Warrant Shares would cause.

DECIDING WHETHER TO   Neither we nor our officers or directors, our financial
PARTICIPATE IN THE    advisor, the exchange agent, the information agent or any
EXCHANGE OFFER        other person makes any recommendations as to whether you
                      should tender or refrain from tendering all or any of your Existing Warrant Shares in the exchange offer. Further, we have not authorized anyone to make any such recommendation. You must make your own decision whether to tender your Existing Warrant Shares in the exchange offer and, if so, the aggregate number of Existing Warrant
                      Shares to tender. You should read this entire offering circular, and we encourage you to consult with your advisors, if any, to make that decision based on your own financial position and requirements.

EXPIRATION DATE;      The exchange offer and withdrawal rights will expire at
EXTENSION;            9:00 a.m., New York time, on May 31, 2005, or any
TERMINATION           subsequent time or date to which the exchange offer is
                      extended. We may extend the expiration date or amend any of the terms or conditions of the exchange offer for any reason. In the case of an extension, we will issue a press release or other public announcement no later than 9:00 a.m., New York time, on the next business day after the previously scheduled expiration date. If we extend the expiration date, you must tender your Existing Warrant
                      Shares prior to the date identified in the press release or public announcement if you wish to participate in the exchange offer.

                      In the case of amendment, we will issue a press release or other public announcement. We have the right to:

                        - extend the expiration date of the exchange offer and retain all tendered Existing Warrant Shares, subject to your right to withdraw your tendered Existing Warrant Shares; and

                        - waive any condition or otherwise amend any of the terms or conditions of the exchange offer in any respect.

                      Any Existing Warrants that cover Existing Warrant Shares not accepted for exchange for any reason will be promptly returned, without expense, to the tendering holder after the expiration or termination of the exchange offer.

WITHDRAWAL RIGHTS     You may withdraw a tender of your Existing Warrant Shares
                      at any time before the exchange offer expires by delivering a written notice of withdrawal in the form attached to this offering circular as Appendix A to U.S.
                      Stock Transfer Corporation, the exchange agent, before the expiration date. If you change your mind, you may re-tender your Existing Warrant Shares by again following the exchange offer procedures before the exchange offer expires. See "The Exchange Offer-Withdrawal Rights".

TRANSFER OF SHARES    The Shares have not been registered under the Securities
                      Act and are subject to certain restrictions on transfer.

USE OF PROCEEDS       We intend to use any net proceeds to us from this exchange offer to continue efforts to out-license our proprietary peptides in non-pharmaceutical fields of use, continue research and development efforts, protect our intellectual property and for general corporate purposes. Pending such use, the estimated net proceeds of this offering will be invested in short-term, investment-grade, interest-bearing securities.

PROCEDURES FOR        Existing Warrant Shares may be tendered by providing the
TENDERING             exchange agent with (i) your original Existing Warrant
OUTSTANDING EXISTING  instrument(s) that cover the tendered Existing Warrant
WARRANT SHARES        Shares; (ii) a completed letter of transmittal package in
                      the form set forth at Appendix B to this offering circular and, (iii) if applicable, a check payable to Helix
                      BioMedix, Inc. in the amount due for the exchange as determined on the Warrant Exchange Schedule which is included as part of the Letter of Transmittal package
                      (collectively the "Tender Documents").

                      If you hold Existing Warrant Shares through a broker, dealer, commercial bank, trust company or other nominee, you should contact that person promptly if you wish to tender your Existing Warrant Shares, as well as submit the Tender Documents to the exchange agent. We will determine in our sole discretion whether and if Existing Warrant Shares have been validly tendered.

                      Please do not send any of the Tender Documents to us. You should send the Tender Documents to U.S. Stock Transfer Corporation, the exchange agent, at its offices as indicated under "The Exchange Offer-Exchange Agent". The exchange agent can answer your questions regarding how to tender your Existing Warrant Shares.

ACCEPTANCE OF         If all conditions to the exchange offer are satisfied or
EXISTING WARRANT      waived prior to the expiration date, we will accept all
SHARES                Existing Warrant Shares properly tendered and not
                      withdrawn prior to the expiration of the exchange offer and will issue the Shares promptly after the expiration date. We will issue Shares in exchange for Existing
                      Warrant Shares that are accepted for exchange only after receipt by the exchange agent of the Tender Documents.

TRADING Our common stock is traded over-the-counter under the symbol "HXBM.OB".

INFORMATION AGENT     Cameron Associates is the information agent for this
                      exchange offer. Its address and telephone numbers are located in the section entitled "The Exchange
                      Offer-Information Agent" and on the back cover of this offering circular.

EXCHANGE AGENT        U.S. Stock Transfer Corporation is the exchange agent for
                      the exchange offer. Its address and telephone numbers are located in the section entitled "The Exchange
                      Offer-Exchange Agent" and on the back cover of this offering circular.

FINANCIAL ADVISOR     G.C. Andersen Partners, LLC is acting as our financial
                      advisor for this exchange offer.

RISK FACTORS          You should carefully consider the matters described under
                      "Risk Factors", as well as all other information set forth in this offering circular.

CONSEQUENCES OF NOT   Existing Warrant Shares not exchanged in the exchange
EXCHANGING EXISTING   offer shall continue in effect in accordance with the
WARRANT SHARES        terms and conditions set forth in the respective Existing
                      Warrant instrument(s).

TAX CONSEQUENCES      See "Material U.S. Federal Income Tax Considerations" for
                      a summary of certain U.S. Federal income tax consequences or potential consequences from the exchange of Existing
                      Warrant Shares for Shares.

                              [INTENTIONALLY BLANK]

                              HELIX BIOMEDIX, INC.

We were incorporated in Colorado on February 2, 1988, and, on November 1, 2000 we merged into a newly formed Delaware corporation. We are a development stage company and have never generated any material revenue. Our mission is to become an industry leader in developing and commercializing small proteins known as bioactive peptides.

We have developed a proprietary library containing a broad and diverse array of synthetic bioactive peptides. Our primary commercial objective is to out-license certain rights to our proprietary peptides in distinct fields of use. As of the date of this offering circular we employ 8 full-time individuals. We have recently announced the issuance of U.S. Patent No. 6,875,744, entitled "Short Bioactive Peptides." The patent covers a vast family of bioactive peptides designed for low cost synthesis and improved bioactivity. Specifically, this patent covers the composition of matter and use for peptides of 5 to 20 amino acids in length that consist, in large part, of four specific amino acids. This patent significantly expands our technology platform of proprietary peptides for therapeutic and consumer product applications.

Our principal executive offices are located at 22122 20th Ave. S.E., Suite 148, Bothell, WA 98021 and our telephone number is (425) 402-8400. Our website is www.helixbiomedix.com. Information contained on our website is not part of, and is not incorporated into this offering circular. Our filings with the SEC are available without charge on our website as soon as reasonably practicable after filing.

                              [INTENTIONALLY BLANK]

                          SUMMARY FINANCIAL INFORMATION

The following summary financial information should be read in conjunction with our Annual Report on Form 10-KSB for the year ended December 31, 2004, set forth as Appendix G, and our definitive 2005 Proxy Statement, set forth as Appendix H. The summary statement of operations information for the fiscal years ended December 31, 2004 and December 31, 2003, and the summary balance sheet information as of December 31, 2004 and December 31, 2003, are derived from our audited financial statements included in our annual report on Form 10-KSB for the fiscal year ended December 31, 2004

COMPARISON OF 2004-2003 OPERATIONS

                                            FOR THE YEARS ENDED
                                       ----------------------------
   STATEMENT OF OPERATIONS DATA:           2004            2003
   -----------------------------       ------------    ------------
Revenue                                $     93,661    $     88,465
Research and development                    915,157         844,450
Depreciation and amortization               160,578         205,126
Accounting. legal, and professional         312,561         257,169
Consulting fees                             128,006         189,126
General and administrative                1,715,196       1,804,554
Other (income) expense                      (28,563)        (16,457)
                                       ------------    ------------

Net loss                               $ (3,109,274)   $ (3,195,503)
                                       ============    ============

Basic and diluted net loss per share   $      (0.23)   $      (0.28)

Weighted average shares outstanding      13,290,408      11,231,277

Balance Sheet Data:

Cash and Cash Equivalents              $  1,908,028    $  2,070,906
Working Capital                           1,821,253       1,922,953
Accumulated deficit                     (17,027,344)    (13,918,070)
Total stockholders' equity                2,679,034       2,934,195
Book value per common share                    0.20            0.24

PRO FORMA STATEMENT OF OPERATIONS

      FOR THE YEAR ENDED DECEMBER 31, 2004

                                            NON-CASH          CASH
                                          TRANSACTION     TRANSACTION
                                          ------------    ------------
PROFORMA STATEMENT OF OPERATIONS DATA:

Revenue                                   $     93,661    $     93,661

Research and development                       915,157         915,157
Depreciation and amortization                  160,578         160,578
Accounting, legal and professional             312,561         312,561
Consulting fees                                128,006         128,006
General and administrative                   1,715,196       1,715,196
Other (income) expense                         (28,563)        (28,563)
                                          ------------    ------------

Net loss                                  $ (3,109,274)   $ (3,109,274)
                                          ============    ============

Basic and diluted net loss per share      $      (0.18)   $      (0.16)

Weighted average shares outstanding (1)     17,255,763      19,507,108

PROFORMA BALANCE SHEET DATA:

Cash and cash equivalents                 $  1,908,028    $  4,313,864
Working Capital                              1,821,154       4,226,990
Accumulated deficit                        (17,027,344)    (17,027,344)
Total stockholders' equity                   2,679,034       5,084,870
Book value per common share                       0.20            0.38

(1) Assumes warrant conversion to common stock as of January 1, 2004.

                               THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING EXISTING WARRANT SHARES

The exchange offer is being made to qualified investors who are the holders of:

      - Warrants to purchase shares of our common stock issued as part of the units described in our Private Placement Memorandum dated March 2002 ("2001/2002 Warrants");

      - Warrants to purchase shares of our common stock issued as part of the units described in our Private Placement Memorandum dated September 2002, and amended December 2002 ("2002/2003 Warrants");

      - Warrants to purchase shares of our common stock issued as part of the units described in our Private Placement Memorandum dated November 2003 ("2003 Warrants"); and

      - Warrants to purchase shares of our common stock issued as part of the units described in our Private Placement Memorandum dated March 2004 ("2004 Warrants").

The unique warrant numbers representing the 2001/2002 Warrants are set forth on Appendix C-1 to this offering circular and the form of warrant instrument for the 2001/2002 Warrants is set forth on Appendix C. The unique warrant numbers representing the 2002/2003 Warrants are set forth on Appendix D-1 to this offering circular and the form of warrant instrument for the 2002/2003 Warrants is set forth on Appendix D. The unique warrant numbers representing the 2003 Warrants are set forth on Appendix E-1 to this offering circular and the form of warrant instrument for the 2003 Warrants is set forth on Appendix E. The unique warrant number representing the 2004 Warrants are set forth on Appendix F-1 to this offering circular and the form of warrant instrument for the 2004 Warrants is set forth on Appendix F.

The issued and outstanding 2001/2002 Warrants, 2002/2003 Warrants, 2003 Warrants and 2004 Warrants are collectively referred to herein as the "Existing Warrants" and the shares of our $0.001 par value common stock issuable upon exercise of the Existing Warrants are referred to herein as the "Existing Warrant Shares".

We are offering to redeem and cancel Existing Warrant Shares and, in exchange to issue shares of our $0.001 par value common stock ("Shares") in either (i) a non-cash transaction or (ii) a cash transaction, as follows:

NON-CASH TRANSACTION:

Existing Warrants   To be provided by you  To be issued by us
------------------  ---------------------  ------------------
2001/2002 Warrants     1 Warrant Share         0.82 Share

2002/2003 Warrants     1 Warrant Share         0.84 Share

2003 Warrants          1 Warrant Share         0.37 Share

2004 Warrants          1 Warrant Share         0.60 Share

CASH TRANSACTION:

Existing Warrants    To be provided by you   To be issued by us
-----------------    ---------------------   ------------------
2001/2002 Warrants  1 Warrant Share & $0.25     1.0 Share

2002/2003 Warrants  1 Warrant Share & $0.25     1.0 Share

2003 Warrants       1 Warrant Share & $0.56     1.0 Share

2004 Warrants       1 Warrant Share & $0.50     1.0 Share

You may tender all, some or none of your Existing Warrant Shares, subject to the terms and conditions of the exchange offer. No fractional Shares will be issued in the exchange offer as we will round all fractions up to the nearest whole share. The exchange agent must be provided with all of the necessary documents to validly tender Existing Warrant Shares prior to the expiration date. See "Procedures for Tendering Existing Warrant Shares".

The exchange offer is not being made to, and we will not accept tenders for exchange from holders of Existing Warrant Shares in any jurisdiction in which the exchange offer or the acceptance of the offer would not be in compliance with the securities or blue sky laws of that jurisdiction.

EXPIRATION DATE

The expiration for the exchange offer is 9:00 a.m., New York time, on May 31, 2005, unless we extend the offer. We may extend this expiration date for any reason. The last date on which tenders will be accepted, whether on May 31, 2005 or any later date to which the exchange offer may be extended, is referred to as the expiration date.

EXTENSIONS; AMENDMENTS

We expressly reserve the right, in our discretion, for any reason to:

      - delay the acceptance of any Existing Warrant Shares tendered for exchange for example, in order to allow for the rectification of any irregularity or defect in the tender of Existing Warrant Shares;

      - extend the time period during which the exchange offer is open, by giving oral or written notice of extension to the holders of Existing Warrant Shares in the manner described below; during any extension, all Existing Warrant Shares previously tendered and not withdrawn will remain subject to the exchange offer;

      - waive any condition or amend any of the terms or conditions of the exchange offer; and

      - terminate the exchange offer, as described under "Conditions for Completion of Exchange Offer" below;

provided that in any event we will promptly issue Shares or return tendered Existing Warrant instrument(s) after expiration or withdrawal of the exchange offer.

If we consider an amendment to the exchange offer to be a material condition of the exchange offer, we will promptly disclose the amendment or waiver in an offering circular supplement, and if required by law, we will extend the exchange offer for a period of at least 20 business days.

We will promptly give oral or written notice of any (i) extension, (ii) amendment, (iii) non-acceptance or (iv) termination of the offer to the holders of the Existing Warrants. In the case of any extension, we will issue a press release or other public announcement no later than 9:00 a.m. New York time, on the next business day after the previously scheduled expiration date.

PROCEDURES FOR TENDERING EXISTING WARRANT SHARES

Existing Warrant Shares may be tendered by providing the exchange agent with (i) your original Existing Warrant instrument(s); (ii) a completed letter of transmittal package in the form set forth at Appendix B to this offering circular and, (iii) if applicable a check payable to Helix BioMedix, Inc. in the amount determined on the letter of transmittal (collectively the "Tender Documents").

Please do not send the Tender Documents to us. You should send the Tender Documents to U.S. Stock Transfer Corporation, the exchange agent, at its offices as indicated under "The Exchange Offer-Exchange Agent". The exchange agent can answer your questions regarding how to tender your Existing Warrant Shares.

Your tender to us of Existing Warrant Shares and our acceptance of your tender will constitute a binding agreement between you and us upon the terms and subject to the conditions set forth in this offering circular.

If you hold Existing Warrant Shares through a broker, dealer, commercial bank, trust company or other nominee, you should contact that person promptly if you wish to tender your Existing Warrant Shares, as well as submit a letter of transmittal and other agreements and documents described in this document. We will determine in our sole discretion whether and if Existing Warrant Shares have been validly tendered.

BINDING INTERPRETATIONS

      - We will determine in our sole discretion, all questions as to the validity, form, eligibility and acceptance of Existing Warrant Shares tendered for exchange. Our determination will be final and binding. We reserve the absolute right to

                               NOTICE TO INVESTORS

An investment in the Shares offered hereby involves substantial risk and possible loss by a prospective investor of his/her/its entire investment. The Shares will be offered and sold only to a holder of Existing Warrants who represents, among other things, that such holder is acquiring the Shares for its own account, for investment only and not with a view toward the resale or distribution thereof, that such holder understands and acknowledges that the Shares have not been registered under the Securities Act or other applicable securities laws and that such holder's transfer rights are restricted by the Securities Act, applicable state securities laws, and the absence of a market for the Shares.

In connection with an investment in the Shares, we will require that each holder represent and warrant in writing as follows:

1. That you have such knowledge and experience in financial and business matters that you are capable of evaluating the merits and risks of the prospective investment.

2. That you (a) have received our offering circular dated May 3, 2005, together with all the exhibits attached hereto; (b) are aware that we file annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, special reports on Form 8-K, proxy statements, and other information with the SEC that you can access without charge by visiting the SEC's website, which is found at www.sec.gov or at the Company's web site found at www.HelixBioMedix.com (c) acknowledge that you have been granted a reasonable period of time during which you have had the opportunity to obtain such additional information as you have deemed necessary to permit you to make an informed decision with respect to the exchange of the Existing Warrants and the receipt of the Shares; and (d) that you represent and warrant that you (i) have reviewed such information as you deem necessary to make an informed investment decision; (ii) have had the opportunity to ask questions of and receive answers from our management; and (iii) are fully aware of the current business prospects, financial condition, and operating history as set forth in our public filings and this Offering Circular.

3. Whether the holder: (a) is an individual who has a net worth or joint net worth with his or her spouse in excess of $1,000,000; (b) is a natural person who had an individual income in excess of $200,000 in the prior two years or joint income with his or her spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; (c) is a director or executive officer of the company; (d) is either (i) a bank as defined in Section 3(a)(2) of the Securities Act or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity, (ii) a broker or dealer registered pursuant to Section 15 of the Exchange Act, (iii) an insurance company as defined in Section 2(13) of the Securities Act, (iv) an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of such Act, (v) a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, (vi) a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, which has total assets in excess of $5,000,000 or (vii) an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended (ERISA), if the decision to invest in the Shares is made by a plan fiduciary (as defined in Section 3(21) of ERISA), which is a bank, savings and loan association, insurance company or registered investment advisor, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, whose investment decisions are made solely by persons who are accredited investors; (e) is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940; (f) is an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, a corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring either of the Shares, with total assets in excess of $5,000,000; (g) is a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Shares, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment; or (h) is an entity in which each of the equity owners meets the requirements of one of the above sections. As used in this Offering Circular, the term "net worth" means the excess of total assets at fair market value (including the investor's home, furnishings and automobiles) over total liabilities (including mortgages) at the time of acquisition. In determining income, an investor should add to his or her adjusted gross income any amount attributable to tax-exempt income received, losses claimed as a limited partner in any limited partnership, deductions claimed for depletion, contributions to an IRA or Keogh retirement plan, and alimony payments has been reduced in arriving at adjusted gross income.

4. That you acknowledge that we and others will rely upon the truth and accuracy of the foregoing acknowledgments and representations and agree that, if any of the acknowledgments or representations deemed to have been made by you by your acquisition of the Shares are no longer accurate, you shall promptly notify us. If you are acquiring any Shares as a fiduciary or agent for one or more investor accounts, you represent that you have sole investment discretion with respect to each such account and have full power to make the foregoing acknowledgments and representations on behalf of each such account.

                       WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov including:

      - our Schedule TO-1 and Schedules TO-1/A filed on March 1, 2005, March 2, 2005, March 30, 2005, April 1, 2005 and April 28, 2005,
            respectively

You may also request a copy of these files, at no cost, by writing or telephoning the information agent at the following address:

                                     Cameron Associates
                                     1370 Avenue of the Americas
                                     Suite 902
                                     New York, NY 10019
                                     Telephone: (212) 245-8800

                              [INTENTIONALLY BLANK]

                                   APPENDIX A

                           FORM OF WITHDRAWAL LETTER

                              HELIX BIOMEDIX, INC.
                                 WITHDRAWAL OF
          PREVIOUSLY TENDERED EXISTING WARRANT SHARES PURSUANT TO THE
                       OFFER TO EXCHANGE DATED MAY 3 2005

                        THE WITHDRAWAL RIGHTS EXPIRE AT
                           9:00 A.M., NEW YORK TIME,
                                ON MAY 31, 2005
                          UNLESS THE OFFER IS EXTENDED

To:   U.S. Stock Transfer
      1745 Gardena Avenue
      Suite 200
      Glendale, CA 91204
      Telephone:  (818) 502-1404
      Facsimile: (818) 502-0674

Delivery of this Withdrawal Letter by regular mail to an address other than as set forth above or transmission via facsimile number other than as set forth above will not constitute a valid delivery.

Pursuant to the terms and subject to the conditions of the exchange offer described in the offering circular dated May 3 2005, my Letter of Transmittal Package and this Withdrawal Letter, I hereby withdraw the tender of my eligible Existing Warrant Shares that were previously tendered pursuant to the exchange offer and my Letter of Transmittal.

To:   Helix BioMedix, Inc.

Upon the terms and subject to the conditions set forth in the offering circular dated May 3, 2005 (the "Offer to Exchange") and my Letter of Transmittal Package, dated _____________, 2005 (the "Acceptance Letter" which, with the offering circular as they may be amended from time to time, constitute the exchange offer "Offer"), I previously tendered to Helix BioMedix, Inc., a Delaware corporation (the "Company"):

   -  ________ of my Existing Warrant Shares under my 2001/2002 Existing
      Warrant;

   -  ________ of my Existing Warrant Shares under my 2002/2003 Existing
      Warrant;

   -  ________ of my Existing Warrant Shares under my 2003 Existing Warrant;
      and/or

   -  ________ of my Existing Warrant Shares under my 2004 Existing Warrant.

I understand that I may withdraw the tendered Existing Warrant Shares at any time prior to May 31, 2005. Accordingly, under and subject to the conditions set forth in the Offer and this Withdrawal Letter, I, the undersigned, hereby withdraw the following portion all my tendered Existing Warrant Shares:

   - ________ of my tendered Existing Warrant Shares under my 2001/2002 Existing Warrant;

   - ________ of my tendered Existing Warrant Shares under my 2002/2003 Existing Warrant;

   - ________ of my tendered Existing Warrant Shares under my 2003 Existing Warrant; and/or

   - ________ of my tendered Existing Warrant Shares under my 2004 Existing Warrant.

                                   APPENDIX B

                              HELIX BIOMEDIX, INC.
                             WARRANT EXCHANGE OFFER
                          LETTER OF TRANSMITTAL PACKAGE

                              HELIX BIOMEDIX, INC.
                  INSTRUCTIONS TO LETTER OF TRANSMITTAL PACKAGE

YOUR RIGHT TO PARTICIPATE IN THE TENDER OFFER WILL AUTOMATICALLY EXPIRE IF NOT EXERCISED PRIOR TO THE EXPIRATION DATE. IN ORDER TO EXCHANGE EXISTING WARRANT SHARES YOU MUST:

1. Please carefully read the entire contents of the Offering Circular, dated May 3, 2005.

2. If you have any questions regarding the Company or the Exchange Offer please contact Cameron Associates, Alison Ziegler or Ray Catroppa at (212) 245-8800.

3.    Complete and sign the Warrant Exchange Schedule on pages B-3 and B-4.

4. Complete and sign the Investor Suitability Questionnaire on pages B-5, B-6, B-7 and B-8.

5.    Sign and date the Registered Holder signature page on B-9.

6.    If applicable, complete the Special Mailing Instructions on page B-10.

7.    Complete, date and sign the IRS form W-9 on page B-11.

8. If you have not already tendered your Existing Warrants, please attach to the Letter of Transmittal Package.

9. Mail the fully completed and originally executed Letter of Transmittal Package to U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Suite 200, Glendale, CA 91204.

                              HELIX BIOMEDIX, INC.

                           WARRANT EXCHANGE SCHEDULE

THE UNDERSIGNED HEREBY SURRENDERS THE EXISTING WARRANT INSTRUMENT(S) SHOWN BELOW IN EXCHANGE FOR A COMMON STOCK CERTIFICATE AT THE RATE SPECIFIED IN HELIX BIOMEDIX'S OFFERING CIRCULAR DATED MAY 3, 2005.

      [ ] CHECK THIS BOX IF YOU HAVE LOST YOUR WARRANT INSTRUMENT(S) AND RETURN THIS COMPLETED AND SIGNED FORM TO U. S. STOCK TRANSFER CORPORATION. AN AFFIDAVIT OF LOSS WILL BE SENT TO YOU FOR COMPLETION.

                        U. S. STOCK TRANSFER CORPORATION
                         1745 GARDENA AVENUE, SUITE 200
                               GLENDALE, CA 91204
                               TEL. 818-502-1404
                                FAX 818-502-1737

Name of Holder:  ______________________________________
Address:         ______________________________________
City:            ______________________________________
State:           ______________________________________
Zip:             ______________________________________

PLEASE COMPLETE THIS SECTION FOR CASH TENDER TRANSACTIONS.

                       Existing Warrants Being Surrendered
                         (Please type or print legibly)

                                                                (C) Per
                                        (B) Number of Existing   Share    (D) Total
                                            Warrant Shares       Cash    Cash Amount
(A) Existing Warrant Instrument Number         Tendered          Amount      (1)
--------------------------------------  ----------------------  -------  -----------
2001/2001 Warrant #                                             $  0.25   $
2002/2003 Warrant #                                             $  0.25   $
2003 Warrant #                                                  $  0.56   $
2004 Warrant #                                                  $  0.50   $
(1) Product obtained by multiplying column (B) by Column (C)    TOTAL     $